                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934


                            MATTSON TECHNOLOGY, INC.
                            ------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    57723100
                                 --------------
                                 (CUSIP Number)


                                Lorin J. Randall,
                            Chief Financial Officer,
                             CFM Technologies, Inc.
                             150 Oaklands Boulevard
                            Exton, Pennsylvania 19341
                                 (856) 424-7122
      --------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  June 27, 2000
                      -------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No. 5772310
--------------------------------------------------------------------------------
1) Names of Reporting Persons; I.R.S. Identification Nos. of Above Persons (entities only)

               CFM Technologies, Inc.         IRS No. 23-2786977
--------------------------------------------------------------------------------
2)      Check the Appropriate Box if a Member of a Group

        (a)
        (b)
        N/A
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3)      SEC Use Only

--------------------------------------------------------------------------------
4)      Source of Funds

        00
--------------------------------------------------------------------------------
5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
        2(d) or 2(e)                                                         [ ]

        N/A
--------------------------------------------------------------------------------
6)      Citizenship or Place of Organization

        Commonwealth of Pennsylvania
--------------------------------------------------------------------------------
   Number of                 7)     Sole Voting Power                        N/A
    Shares
 Beneficially                ---------------------------------------------------
   Owned by                  8)     Shared Voting Power
Each Reporting                                                      3,852,016(1)
 Person With                 ---------------------------------------------------
                             9)     Sole Dispositive Power                   N/A

                             ---------------------------------------------------
                             10)    Shared Dispositive Power                 N/A

--------------------------------------------------------------------------------
11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    3,852,016(1)
--------------------------------------------------------------------------------
12)     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                             [ ]
--------------------------------------------------------------------------------
13)     Percent of Class Represented by Amount in Row (11)                 17.7%

--------------------------------------------------------------------------------
14)     Type of Reporting Person                                              CO

--------------------------------------------------------------------------------

(1) As an inducement to CFM Technologies, Inc. to enter into the Agreement and Plan of Merger (the "Merger Agreement") dated as of June 27, 2000 by and among CFM, Mattson Technology and M2C Acquisition Corporation ("Sub"), Brad Mattson, Chairman of the Board of Directors of Mattson Technology, Inc. ("Mr. Mattson") entered into a Voting Agreement (the "Voting Agreement") with CFM Technologies, Inc. pursuant to which Mr. Mattson irrevocably appointed CFM and Roger Carolin (the "Proxyholders") as his lawful attorneys and proxies for certain matters relating to the Merger (as defined in the Merger Agreement). Such proxy gives the Proxyholders the limited right to vote all shares of Mattson Common Stock held by Mr. Mattson in favor of approval and adoption of the Merger Agreement, approval of the Merger, and approval of other actions contemplated by the Merger Agreement. The number of shares indicated includes an aggregate of 316,500 shares issuable upon exercise of stock options exercisable within 60 days of June 27, 2000 by Mr. Mattson. CFM's voting rights under the Voting Agreement are limited solely to certain matters related to the Merger, and CFM has no economic interest in or affirmative dispositive power over the shares of Common Stock covered thereby. CFM expressly disclaims beneficial ownership of the shares of Common Stock covered by the Voting Agreement.

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                                  SCHEDULE 13D


               Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by CFM Technologies, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. SECURITY AND ISSUER.

               This Statement on Schedule 13D relates to the Common Stock of Mattson Technology, Inc., a Delaware corporation ("Mattson"). The principal executive offices of Mattson are located at 3550 West Warren Avenue, Fremont, California 94538.

Item 2. IDENTITY AND BACKGROUND.

               The name of the corporation filing this statement is CFM Technologies, Inc., a Pennsylvania corporation ("CFM"). CFM's principal business is the manufacturing of advanced cleaning equipment for the semiconductor industry. The address of the principal executive offices of CFM is 150 Oaklands Boulevard, Exton, Pennsylvania 19341. Set forth on Schedule A is the name and present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of CFM's directors and executive officers, as of the date hereof.

               Neither CFM, nor to CFM's best knowledge any person named on Schedule A hereto, is required to disclose legal proceedings pursuant to Items 2(d) or 2(e).

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               Pursuant to an Agreement and Plan of Merger dated as of June 27, 2000, (the "Merger Agreement"), among Mattson, M2C Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Mattson ("Merger Sub"), and CFM, and subject to the conditions set forth therein (including approval by stockholders of CFM), Merger Sub will merge with and into CFM and CFM will become a wholly-owned subsidiary of Mattson (such events constituting the "Merger"). Once the Merger is consummated, Merger Sub will cease to exist as a corporation and all of the business, assets, liabilities and obligations of Merger Sub will be merged into CFM with CFM remaining as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, each outstanding share of CFM Common Stock will be converted into the right to receive 0.5223 shares (the "Exchange Ratio") of Mattson Common Stock, and each outstanding option to purchase CFM Common Stock under CFM's stock option plans (each, a "CFM Common Stock Option") will be assumed by Mattson (each, an "Assumed Option") and will become an option to purchase the number of shares of Mattson Common Stock that is equal (subject to rounding) to the number of shares of CFM Common Stock that was subject to such option immediately prior to the Merger, multiplied by the Exchange Ratio. The exercise price of each Assumed Option will be equal to the quotient determined by dividing the exercise price per

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share of CFM Common Stock at which such CFM Common Stock Option was exercisable immediately prior to the effective time of the Merger by the Exchange Ratio, rounded up to the nearest whole cent. The foregoing summary of the Merger is qualified in its entirety by reference to the copy of the Merger Agreement included as Exhibit 1 to this Schedule 13D and incorporated herein in its entirety by reference.

Item 4. PURPOSE OF TRANSACTION.

               (a)-(b) As described in Item 3 above, this statement relates to the Merger of Merger Sub, a wholly-owned subsidiary of Mattson, with and into CFM in a statutory merger pursuant to the Delaware General Corporation Law and Pennsylvania Business Corporation Law. At the effective time of the Merger, the separate existence of Merger Sub will cease to exist and CFM will continue as the Surviving Corporation and as a wholly-owned subsidiary of Mattson. Holders of outstanding CFM Common Stock will receive, in exchange for each share of CFM Common Stock held by them, 0.5223 shares of Mattson Common Stock. Mattson will assume the outstanding options issued under CFM stock option plans.

               As an inducement to CFM to enter into the Merger Agreement, Brad Mattson, Chairman of the Board of Directors of Mattson ("Mr. Mattson") entered into a Voting Agreement (the "Voting Agreement") with CFM pursuant to which Mr. Mattson irrevocably appointed CFM and Roger Carolin (the "Proxyholders") as his lawful attorneys and proxies for certain matters relating to the Merger. Such proxy gives the Proxyholders the limited right to vote all shares of Common Stock held by Mr. Mattson in favor of approval and adoption of the Merger Agreement, approval of the Merger, and approval of other actions contemplated by the Merger Agreement. As of June 27, 2000, Mr. Mattson held a total of 3,852,016 shares of Common Stock, which number of shares includes an aggregate of 316,500 shares issuable upon exercise of stock options exercisable within 60 days of June 27, 2000 by Mr. Mattson. The Voting Agreement expires or terminates upon the earlier to occur of the Effective Time of the Merger and the termination of the Merger Agreement. Inasmuch as CFM's voting rights under the Voting Agreement are limited solely to certain matters related to the Merger, and CFM has no economic interest in or affirmative dispositive power over the shares of Common Stock covered thereby, CFM expressly disclaims beneficial ownership of the shares of Common Stock that are subject to the Voting Agreement. Reference is hereby made to the Voting Agreement, which is incorporated by reference as
Exhibit 2 to this Schedule 13D, for the full text of its terms. The Voting Agreement is incorporated herein by reference in its entirety.

               In exercising its right to vote the Shares as lawful attorney and proxy of the Voting Agreement Stockholder, CFM will be limited, at every Mattson stockholders meeting and every written consent in lieu of such a meeting, to voting the shares in favor of approval of the Merger and the Merger Agreement and against alternative acquisition proposals. The Voting Agreement Stockholder may vote the Shares on all other matters. The Voting Agreement terminates upon the earlier to occur of (i) the date of termination of the Merger Agreement and
(ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement.

               (c) Not applicable.

               (d) Not applicable.

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               (e) Other than as a result of the Merger described in Item 3 above, not applicable.

               (f) Not applicable.

               (g) Not applicable.

               (h)-(i) Not applicable.

               (j) Other than as described above, CFM currently has no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although CFM reserves the right to develop such plans).

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

               (a)-(b) Although CFM expressly disclaims beneficial ownership of such shares, as a result of the Voting Agreement, CFM may be deemed to be the beneficial owner of at least 3,852,016 shares of Mattson Common Stock(1). Such Mattson Common Stock constitutes approximately 17.7% of the issued and outstanding shares of Mattson Common Stock.

               CFM has shared power to vote all of the Shares for the limited purposes described above. CFM does not have the sole power to vote or to direct the vote or to dispose or to direct the disposition of any shares of Mattson Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               Other than the Merger Agreement and the Voting Agreement, to the best knowledge of CFM, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of Mattson, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

               The following documents are filed as exhibits:

------------
(1) Includes 316,500 shares issuable upon exercise of stock options exercisable within 60 days of June 27, 2000.

               1. Agreement and Plan of Merger, dated as of June 27, 2000, by and among Mattson Technology, Inc., a Delaware corporation, M2C Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of Mattson Technology, Inc., and CFM Technologies, Inc., a Pennsylvania corporation.

               2. Form of Voting Agreement, dated as of June 27, 2000, by and among CFM Technologies, Inc., a Delaware corporation, and Brad Mattson.

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 7, 2000
                                CFM TECHNOLOGIES, INC.


                                By: /s/ Lorin J. Randall
                                   ---------------------------------------------
                                Name: Lorin J. Randall
                                Title: Vice President - Finance, Chief Financial
                                       Officer, Secretary and Treasurer





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
                                   SCHEDULE A
                        Directors and Executive Officers


Directors

Christopher F. McConnell
Chairman, CFM Technologies, Inc.
150 Oaklands Blvd.
Exton, PA 19341

Roger A. Carolin
President and Chief Executive Officer
CFM Technologies, Inc.
150 Oaklands Blvd.
Exton, PA 19341

James J. Kim
Chairman and Chief Executive Officer
Amkor Technology, Inc.
1345 Enterprise Drive
West Chester, PA 19380

John F. Osborne
President
Competitive Customer Support
767 East Bench Road
Twin Bridges, MT 59101

Milton S. Stearns, Jr.
President
Charter Financial Company
290 King of Prussia Road
Radnor, PA 19087


Executive Officers

Rudra N. Kar
Senior Vice President - Operations
CFM Technologies, Inc. 150 Oaklands Blvd. Exton, PA 19341

Joseph E. Berger
Vice President - Worldwide Sales
CFM Technologies, Inc. 150 Oaklands Blvd. Exton, PA 19341

Steven T. Bay
Vice President - Marketing and Technology
CFM Technologies, Inc. 150 Oaklands Blvd. Exton, PA 19341

Lorin J. Randall
Vice President - Finance and Chief Financial Officer, Secretary and Treasurer CFM Technologies, Inc. 150 Oaklands Blvd. Exton, PA 19341

                                 EXHIBIT INDEX


Exhibit
 Index                            Description
-------                           -----------

1. Agreement and Plan of Merger, dated as of June 27, 2000, by and among Mattson Technology, Inc., a Delaware corporation, M2C Acquisition
        Corporation, a Delaware corporation and wholly-owned subsidiary of Mattson Technology, Inc., and CFM Technologies, Inc., a Pennsylvania corporation.

2.      Voting Agreement, dated as of June 27, 2000, by and among CFM
        Technologies, Inc., a Delaware corporation, and Brad Mattson.